Ridgeway
Petroleum Corp.

RECEIVED
2004 JUN 28 A 11: 57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

#82 - 1819

04030987

SUPPL

June 21, 2004

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819
Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our June 21, 2004 News Release.

Sincerely,

Christiane Koeksal
Office Manager
encl./

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

dw 6/29

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY ANNOUNCES FURTHER DRILLING UPDATE

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, June 21, 2004---Ridgeway Petroleum Corp. announces that a service rig is expected to be on location tomorrow for testing of the 11-18 helium/CO_2 well in Apache County, Arizona. The well finished drilling in mid May and has been awaiting the availability of a service rig to undertake the completion and testing of the well.

At the Annual General Meeting of the Company held June 16, 2004, shareholders overwhelmingly supported the recommendations of management including the election of directors.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com